Exhibit 19.1

APTERA MOTORS CORP.

INSIDER TRADING POLICY

INTRODUCTION

As a public company, one of our important ethical duties is to protect and properly use nonpublic information acquired during our service with Aptera Motors Corp. (together with its subsidiaries, “Aptera” or the “Company”). This Insider Trading Policy (the “Policy”) provides detailed information on these obligations. The rules relating to insider trading are complex, and a violation of insider trading laws can carry severe consequences, including but not limited to termination of your employment and criminal prosecution resulting in imprisonment. In furtherance of the Policy’s goals, the Company will not transact in its own securities except in compliance with securities laws.

This introduction provides high level guidance on certain required and prohibited activities. However, carefully review this entire Policy before completing any transaction involving Aptera’s securities or the securities of any other company.

The following activities, among others, are prohibited under this Policy and may also be illegal:

●	Trading “on the basis” of material nonpublic information (see Part II below for more information about what may constitute material nonpublic information)

●	“Tipping” or providing material nonpublic information to another person who then trades based on such information. This includes providing trading advice or opinions on transactions

●	Making “short sales” of Aptera securities (betting that the price of securities will decline)

●	Engaging in transactions involving publicly-traded options, such as puts and calls, and other derivative securities with respect to Aptera’s securities

●	Placing “open orders” (such as limit orders or stop orders) with brokers which may remain outstanding for an extended period of time and, as a result, could be executed at a time when you are aware of material nonpublic information or otherwise not permitted to trade

●	Trading during Trading Blackout Periods, or during any special blackout periods applicable to you

●	Using Aptera securities as collateral for loans if you are subject to any Trading Blackout Periods or subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”)

●	Holding Aptera securities in margin accounts if you are subject to any Trading Blackout Periods or subject to Section 16

●	Otherwise trading without pre-clearance

Any of the above actions will be deemed violations of this Policy and may result in severe consequences, including but not limited to termination of your employment and criminal prosecution resulting in imprisonment. Prosecutors pursue insider trading violations vigorously, even if the size of the transaction is small.

Even if a transaction is not listed above, you are ultimately responsible for ensuring that it otherwise complies with this Policy and applicable laws and regulations. You should use your best judgment at all times and consult with your personal legal and financial advisors, as needed. Share this policy with your broker or other financial advisor before engaging in any transactions involving Aptera’s securities or the securities of any other company. Please seek assistance from the Compliance Officer (as defined below) if you have any questions at all.

PART I

PREVENTING INSIDER TRADING AND YOUR OBLIGATIONS

1.	Covered Persons

This Policy applies to all directors, officers, employees, consultants, contractors and other agents of the Company. References in this Policy to such persons, or to “you,” also include your immediate family members, members of your household and your economic dependents, along with any other individuals or entities whose transactions in securities you influence, direct or control (which may be, for example, a venture or other investment fund). You are responsible for making sure that these other individuals and entities comply with this Policy.

You are expected to comply with this Policy until such time as you are no longer affiliated with the Company and you no longer possess any material nonpublic information subject to this Policy, as described in Part II (Material Nonpublic Information). In addition, if you are subject to a trading blackout under this Policy at the time you cease to be affiliated with the Company, you are expected to abide by the applicable trading restrictions until at least the end of the relevant Trading Blackout Period.

2.	Covered Activities

Except as discussed in Part III (Limited Exceptions), this Policy applies to all transactions involving the Company’s securities or other companies’ securities on the basis of material nonpublic information obtained in connection with your service with the Company. This Policy therefore applies to:

●	transactions involving the securities of the Company, whether direct or indirect (including transactions made on your behalf by money managers), including purchases, sales and other transfers of common stock, options, warrants, preferred stock and debt securities (such as debentures, bonds and notes);

●	transactions involving the securities of other companies on the basis of material nonpublic information obtained in the course of your service with the Company;

●	arrangements that affect economic exposure to changes in the prices of these securities, such as transactions in derivative securities (e.g., exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans;

●	any disposition in the form of a gift of any securities of the Company;

●	any distribution to holders of interests in an entity if the entity is subject to this Policy;

●	any offers with respect to the transactions discussed above; and

●	other unauthorized use or disclosure of nonpublic information.

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances will not excuse a failure to comply with this Policy.

3.	Insider Trading and Tipping

Insider Trading and Tipping. Directors, officers, employees and other individuals who possess material nonpublic information are prohibited from the following illegal activities, which are commonly referred to as “insider trading”:

●	Trading “on the basis” of material nonpublic information (i.e., as long as they are aware of such information). It is not a defense that the person did not “use” the material nonpublic information for purposes of the transaction.

●	Disclosing material nonpublic information directly or indirectly to others who then trade based on that information, or making recommendations or expressing opinions on transactions in securities while aware of material nonpublic information (sometimes referred to as “tipping”). Both the person who provides the information, recommendation or opinion and the person who trades based on it may be liable.

The U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice pursue insider trading violations vigorously. Cases involving trading through foreign accounts, trading by family members and friends and trading only a small number of shares have been successfully prosecuted. There are no exceptions from insider trading laws or this Policy based on the size of the transaction.

Controlling Person Liability. In addition, a company, as well as individual directors, officers and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.

4.	Other Prohibited and Problematic Transactions

The types of transactions listed below may expose you and the Company to significant risks. Even if a transaction is not listed below, you are responsible for ensuring that it otherwise complies with the applicable provisions of this Policy, including insider trading and tipping prohibitions, the pre-clearance requirements and procedures applicable to you if you are on the Pre-Clearance List (“Pre-Clearance Requirements”), and Trading Blackout Periods.

●	Short Sales. You are prohibited from making short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Company securities.

●	Transactions in Derivative Securities. You are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, stock appreciation rights and other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. Among other reasons for this prohibition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions may subject themselves to an increased risk of violating SEC regulations and other applicable securities laws.

●	Using Company Securities as Collateral for Loans. You are prohibited from pledging Company securities as collateral for loans except to the extent you have made such arrangements prior to the Company’s adoption of this Policy. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. This sale, even though not initiated at your request, would be considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade Company securities, may result in violations of this Policy or securities laws.

●	Holding Company Securities in Margin Accounts. You are prohibited from holding Company securities in margin accounts. Under typical margin arrangements, if you fail to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent. This sale, even though not initiated at your request, would be considered a sale for your benefit and, if made at a time when you are aware of material nonpublic information or otherwise are not permitted to trade Company securities, may result in violations of this Policy or securities laws.

●	Placing Open Orders with Brokers. Except in accordance with an approved trading plan, as discussed in Part III (Limited Exceptions), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, which may result in violations of this Policy or securities laws. Additionally, you should so inform any broker with whom you place any open order about the requirements of this Policy at the time any open order is placed.

5.	Trading Blackout Periods

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company has instituted Quarterly Blackout Periods (the “Trading Blackout Periods”). The Company may also institute special trading blackout periods from time to time. Whether or not you are subject to a blackout period, you remain subject to the prohibitions on trading on the basis of material nonpublic information and any other applicable restrictions in this Policy. There are no unconditional “safe harbors” for trades made at particular times, and you should exercise good judgment at all times. Even when a trading window is open you may be restricted from trading if you possess material nonpublic information or are otherwise restricted by this Policy.

Quarterly Blackout Periods. Except as discussed in Part III (Limited Exceptions), all employees, consultants, contractors and other agents of the Company are subject to and must refrain from conducting transactions involving the Company’s securities during the Quarterly Blackout Periods. Quarterly Blackout Periods start 14 days prior to the end of each fiscal quarter and end at the start of the second trading day following the date the financial results for the previous fiscal quarter are publicly disclosed.

Special Blackout Periods. From time to time, the Company may also prohibit you from engaging in transactions involving the Company’s securities when, in the judgment of the Compliance Officer, a trading blackout is warranted. The Company will generally impose special blackout periods when there are material developments known to the Company that have not yet been disclosed to the public. However, special blackout periods may be declared for any reason. The Company will notify those persons subject to a special blackout period. Each person who has been notified that they are subject to a special blackout period may not engage in any transaction involving the Company’s securities until instructed otherwise by the Compliance Officer, and should not disclose to others the fact of such suspension of trading.

Regulation BTR Blackouts. Directors and officers may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction (“Regulation BTR”), under U.S. federal securities laws. In general, Regulation BTR prohibits any director or officer from engaging in certain transactions involving Company securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

6.	Pre-Clearance of Trades

Except as discussed in Part III (Limited Exceptions), all employees, consultants, contractors and other agents of the Company must refrain from engaging in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Compliance Officer. The Compliance Officer may not engage in a transaction involving the Company’s securities unless the Principal Financial Officer has pre-cleared the transaction.

Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, pre-clearance of a transaction does not constitute an affirmation by the Company or the Compliance Officer that you are not in possession of material nonpublic information. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction.

7.	Consequences for Violations

Civil and Criminal Penalties. Potential penalties for insider trading violations, tipping or controlling person liability include criminal and civil fines and penalties, imprisonment and other consequences.

Company Disciplinary Actions. If the Company has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action, up to and including dismissal for cause, regardless of whether or not your actions result in a violation of law. It is not necessary for the Company to wait for the filing or conclusion of any civil or criminal action against you before taking disciplinary action. In addition, the Company may give stop transfer and other instructions to its transfer agent with respect to transactions that the Company considers to be in contravention of this Policy.

8.	Personal Responsibility

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment at all times and consult with your personal legal and financial advisors, as needed. We advise you to seek assistance if you have any questions at all. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.

You should be alert to possible violations and promptly report violations or suspected violations of this Policy to the Compliance Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, send a letter addressed to the Chief Financial Officer at 5818 El Camino Real, Carlsbad, California 92008. If you make an anonymous report, please provide as much detail as possible, including any evidence that you believe may be relevant to the issue.

9.	Compliance Officer

Please direct any questions, requests or reports as to any of the matters discussed in this Policy to the Chief Financial Officer of the Company (the “Compliance Officer”). The Compliance Officer is generally responsible for the administration of this Policy. The Compliance Officer may select others to assist with the execution of his or her duties.

10.	Additional Information

Delivery of Policy. This Policy will be delivered to all directors, officers, employees and agents of the Company when they commence service with the Company. In addition, this Policy (or a summary of this Policy) will be circulated periodically. Each director, officer, employee and agent of the Company is required to acknowledge that he or she understands, and agrees to comply with, this Policy.

Amendments. We are committed to continuously reviewing and updating our policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of the Company’s policies regarding insider trading may be obtained by contacting the Compliance Officer.

* * *

Nothing in this Insider Trading Policy creates or implies an employment contract or term of employment or a right to continued employment.

The policies in this Insider Trading Policy do not constitute a complete list of Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

PART II

MATERIAL NONPUBLIC INFORMATION: WHAT IT IS AND YOUR OBLIGATIONS

1.	Definitions

“Material” Information. Information should be regarded as material if there is a substantial likelihood a reasonable investor would consider it important in deciding whether to buy, hold or sell securities or would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security. Any information that could reasonably be expected to affect the market price of a security is likely to be material, regardless of whether it is positive or negative.

It is not possible to define all categories of “material” information. However, some examples of information that would often be regarded as material include information with respect to:

●	Financial results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the Company’s guidance or the expectations of the investment community;

●	Restatements of financial results, or material impairments, write-offs or restructurings;

●	Changes in independent auditors, or notification that the Company may no longer rely on an audit report;

●	Business plans or budgets;

●	Creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;

●	Impending bankruptcy or financial liquidity problems;

●	Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners;

●	Significant information relating to the operation of a product or service, such as new products or services, major modifications or performance issues, defects or recalls, significant pricing changes or other announcements of a significant nature;

●	Significant developments in research and development or relating to intellectual property;

●	Significant legal or regulatory developments, whether positive or negative, actual or threatened, including litigation or resolving litigation;

●	Major events involving the Company’s securities, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders or notice of delisting;

●	Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control;

●	Major personnel changes, such as changes in senior management or lay-offs;

●	Data breaches or other cybersecurity events;

●	Updates regarding any prior material disclosure that has materially changed;

●	The existence of a special blackout period; and

●	Significant disruptions in the Company’s operations or loss, potential loss, breach or unauthorized access of the Company’s property or assets, including the Company’s facilities and information technology infrastructure.

If you have any questions as to whether information should be considered “material,” you should consult with the Compliance Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

“Nonpublic” Information. Generally, information is considered nonpublic if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the security. As a general rule, information should be considered nonpublic until at least one full trading day has elapsed after the information is broadly distributed to the public in a press release, a public filing with the SEC, a pre-announced public webcast or another broad, non-exclusionary form of public communication. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until a later time. Any questions as to whether information is nonpublic should be directed to the Compliance Officer.

The term “trading day” means a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System are open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

2.	Confidentiality of Nonpublic Information

This Policy also prohibits the unauthorized use or disclosure of nonpublic information relating to the Company or other companies, including the Company’s distributors, vendors, customers, collaborators, suppliers and competitors. All nonpublic information you acquire in the course of your service with the Company may only be used for legitimate Company business purposes. In addition, nonpublic information of others should be handled in accordance with the terms of any relevant nondisclosure agreements, and the use of any such nonpublic information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard nonpublic information in the Company’s possession. You may not disclose nonpublic information about the Company or any other company, unless required by law, or unless (i) disclosure is required for legitimate Company business purposes, (ii) you are authorized to disclose the information and (iii) appropriate steps have been taken to prevent misuse of that information (including entering an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal communications within the Company and to communications with agents of the Company. In cases where disclosing nonpublic information to third parties is required, you should coordinate with the Compliance Officer.

3.	No Trading on Material Nonpublic Information

Except as discussed in in Part III (Limited Exceptions), you may not, directly or indirectly through others, engage in any transaction involving the Company’s securities while aware of material nonpublic information relating to the Company. It is not an excuse that you did not “use” the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material nonpublic information affecting that company, except to the extent the transactions are analogous to those described in Part III (Limited Exceptions). For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material nonpublic information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving Company securities, if that information is material to the Company). Additionally, information need not directly involve a company to be considered material to it. For example, news of a merger between two companies may be material to an, otherwise uninvolved, third company in the same sector or industry. It is important to note that “materiality” is different for different companies. Information that is not material to the Company may be material to another company.

4.	No Disclosing Material Nonpublic Information for the Benefit of Others

You may not disclose material nonpublic information concerning the Company or any other company to friends, family members or any other person or entity not authorized to receive such information where such person or entity may benefit by trading on the basis of such information. In addition, you may not make recommendations or express opinions on the basis of material nonpublic information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so. The prohibition against disclosure of material nonpublic information includes disclosure (even anonymous disclosure) via the internet, blogs, investor forums or chat rooms where companies and their prospects are discussed.

5.	Obligation to Disclose Material Nonpublic Information to the Company

You may not enter into any transaction, whether or not it is described in Part III (Limited Exceptions), unless you have disclosed any material nonpublic information that you become aware of in the course of your service with the Company, and that senior management is not aware of, to the Compliance Officer. If you are a member of senior management, the information must be disclosed to the Chief Financial Officer, and if you are the Chief Financial Officer or a director, you must disclose the information to the Company’s board of directors (“Board of Directors”), before any transaction is permissible.

6.	Responding to Outside Inquiries for Information

If you receive an inquiry from someone outside of the Company, such as a stock analyst, for information, you should refer the inquiry to Compliance Officer. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material nonpublic information. In general, the regulation provides that when a public company discloses material nonpublic information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the Company to SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law. Please consult the Company’s Regulation FD Policy for more details.

7.	Protected Activity Not Prohibited

Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company’s Audit Committee Procedures for Reporting Potential Wrongdoing, as amended from time to time.

PART III

LIMITED EXCEPTIONS TO THIS POLICY

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law (for example, “short-swing” trading restrictions under Section 16, to the extent applicable). You are responsible for complying with applicable law at all times.

1.	Transactions Pursuant to a Trading Plan that Complies with SEC Rules

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material nonpublic information. The contract, instructions or plan must (i) specify the amount, price and date of the transaction, (ii) specify an objective method for determining the amount, price and date of the transaction and/or (iii) place any subsequent discretion for determining the amount, price and date of the transaction in another person who is not, at the time of the transaction, aware of material nonpublic information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1 and (ii) is approved by the Compliance Officer are not subject to the restrictions in this Policy against trades made while aware of material nonpublic information or to the blackout periods established under this Policy. In approving a trading plan, the Compliance Officer may, in furtherance of the objectives expressed in this Policy, impose criteria in addition to those set forth in Rule 10b5-1. You should therefore confer with the Compliance Officer prior to entering into any trading plan.

The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Company, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

The Company will determine which individuals may use trading plans. Trading plans must (1) be filed with the Compliance Officer, (2) comply with the requirements of Rule 10b5-1, and (3) be accompanied with an executed certificate stating that the trading plan complies with Rule 10b5-1 and any other criteria established by the Company. If the Compliance Officer is the requester, then the Company’s Chief Executive Officer must approve the written 10b5-1 trading plan. The Company may publicly disclose information regarding trading plans.

2.	Receipt and Vesting of Stock Options, Restricted Stock, Restricted Stock Units and Stock Appreciation Rights

The trading restrictions under this Policy do not apply to the acceptance or purchase of stock options, restricted stock, restricted stock units or stock appreciation rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of stock options, restricted stock, restricted stock units or stock appreciation rights in accordance with applicable plans and agreements.

3.	Exercise of Stock Options for Cash; Net Share Withholding

The trading restrictions under this Policy do not apply to the exercise of stock options for cash under the Company’s equity incentive plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option exercise (x) as required by either the Company’s board of directors (or a committee thereof) or the award agreement governing such equity award or (y) as you elect, if permitted by the Company, so long as that election is irrevocable and made in writing at a time when a trading blackout is not in place and the individual is not in possession of material nonpublic information. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a stock option, (ii) a cashless exercise of a stock option through a broker, since this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

4.	Purchases from an Employee Stock Purchase Plan

The trading restrictions in this Policy do not apply to elections with respect to participation in any employee stock purchase plan that the Company adopts or to purchases of securities under the plan. However, the trading restrictions do apply to any subsequent sales of any such securities.

5.	Certain 401(k) Plan Transactions

The trading restrictions in this Policy do not apply to purchases of Company stock in a 401(k) plan resulting from periodic contributions to the plan based on your payroll contribution election. The trading restrictions do apply, however, to elections you make under the 401(k) plan to (i) increase or decrease the amount of your contributions under a 401(k) plan, if such increase or decrease will increase or decrease the amount of your contributions that will be allocated to a Company stock fund (ii) increase or decrease the percentage of your contributions that will be allocated to a Company stock fund, (iii) move balances into or out of a Company stock fund, (iv) borrow money against a 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance, and (v) pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund.

6.	Certain Transfers by Will and for Tax Planning Purposes

The trading restrictions in this Policy do not apply to transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to the Compliance Officer, distributions or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing your pecuniary interest in the Company’s securities.

7.	Other Exceptions

Stock splits, stock dividends and similar transactions. The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

Change in form of ownership. Transactions that involve merely a change in the form in which you own securities are permissible. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

Other. Any other exception from this Policy must be approved by the Compliance Officer, in consultation with the Board of Directors or an independent committee of the Board of Directors.

PART IV

COMPLIANCE WITH SECTION 16
OF THE SECURITIES EXCHANGE ACT

1.	Obligations Under Section 16

Section 16 and the related rules and regulations set forth (i) reporting obligations, (ii) limitations on “short-swing” transactions and (iii) limitations on short sales and other transactions applicable to directors, officers, large shareholders and certain other persons. The Company has provided, or will provide, memoranda and other materials addressing these matters.

The Company has designated certain persons as being required to comply with Section 16 and the related rules and regulations because of their positions with the Company. The persons subject to Section 16 may change from time to time as appropriate to reflect the election of new officers or directors, any change in the responsibilities of officers or other employees and any promotions, demotions, resignations or departures.

Even if you are not designated by the Company as being required to comply with Section 16, you may be subject to Section 16 reporting obligations because of, for example, your shareholdings.

2.	Notification Requirements to Facilitate Section 16 Reporting

To facilitate timely reporting of transactions pursuant to Section 16 requirements, each person subject to Section 16 reporting requirements must provide, or must ensure that his or her broker provides, the Company with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding his or her transactions involving the Company’s securities, including gifts, transfers, pledges and transactions pursuant to a trading plan, both prior to (to confirm compliance with pre-clearance procedures, if applicable) and promptly following execution.

3.	Personal Responsibility Under Section 16

The obligation to file Section 16 reports, and to otherwise comply with Section 16, is personal. The Company is not responsible for the failure to comply with Section 16 requirements.

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